Exhibit (a)(1)(C)

SUPPLEMENT NO. 1

to the

Offer to Purchase for Cash

any and all outstanding

6.25% Convertible Notes due 2018

(CUSIP No. 01167PAE1)

This Supplement No. 1 (this “Supplement”) hereby supplements and amends the information previously provided in the Offer to Purchase, dated March 17, 2017 (the “Original Offer to Purchase” and, together with the Supplement, the “Offer to Purchase”), of Alaska Communications Systems Group, Inc., a Delaware corporation (the “Company,” “Alaska Communications,” “we,” “us,” or “our”). To the extent there are any conflicts between the information in this Supplement and the information in the Original Offer to Purchase, the information in this Supplement hereby replaces and supersedes such information. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Offer to Purchase.

The Offer Documents contain important information that should be read before any decision is made with respect to the Tender Offer. In particular, see “Certain Considerations” beginning on page 19 of the Offer to Purchase for a discussion of certain factors you should consider in connection with the Tender Offer.

Requests for additional copies of the Offer Documents (including this Supplement) and requests for assistance relating to the procedures for tendering Notes may be directed to Global Bondholder Services Corporation, which is serving as depositary and information agent in connection with the Tender Offer (the “Depositary,” the “Information Agent” or the “Depositary and Information Agent”) at the address and telephone number on the back cover page of this Supplement. Requests for assistance relating to the terms and conditions of the Tender Offer may be directed to Odeon Capital Group LLC (the “Dealer Manager”) at its address and telephone number on the back cover page of this Supplement. Beneficial owners may also contact their broker, dealer, commercial bank, trust company, custodian or other nominee for assistance regarding the Tender Offer.

NONE OF THE COMPANY, ITS BOARD OF DIRECTORS, ITS OFFICERS, THE DEALER MANAGER, THE DEPOSITARY AND INFORMATION AGENT OR THE TRUSTEE UNDER THE INDENTURE GOVERNING THE NOTES (THE “TRUSTEE”), OR ANY OF THEIR RESPECTIVE AFFILIATES, IS MAKING ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER ANY NOTES IN RESPONSE TO THE TENDER OFFER. HOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO PARTICIPATE IN THE TENDER OFFER AND, IF SO, THE PRINCIPAL AMOUNT OF NOTES TO TENDER.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Dealer Manager for the Tender Offer is:

ODEON CAPITAL GROUP

Supplement No. 1 to the Original Offer to Purchase

dated March 31, 2017

The Original Offer to Purchase is hereby amended and supplemented as follows:

1. All references to “$1,025” in the Original Offer to Purchase are deleted and replaced with “$1,037.50”.

2. All references to “May 12, 2017” in the Original Offer to Purchase are deleted and replaced with “May 11, 2017”.

3. All references to “promptly as practicable” in the Original Offer to Purchase are deleted and replaced with “promptly”.

4. The second bullet under the heading “Documents Incorporated By Reference” on page 6 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

the Current Reports on Form 8-K filed on March 15, 2017 and March 31, 2017.

5. The second sentence of the fourth paragraph under the heading “The Terms of the Tender Offer—Description of the Notes” on page 10 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

The Notes are effectively subordinated to our existing and any future secured indebtedness, including the New Credit Facility, to the extent of the value of the collateral securing such indebtedness.

6. Romanette (ii) on page 14 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

all of the General Conditions have not been satisfied.

7. Clauses (2) and (3) of the first sentence of the first paragraph on page 19 (continuing from page 18) of the Original Offer to Purchase are deleted in their entirety and replaced with the following:

(2) waives any and all other rights with respect to the Notes (including, without limitation, the tendering Holder’s waiver of any existing or past defaults and their consequences in respect of the Notes and the Indenture under which such Notes were issued, unless such waiver would be impermissible under Section 29(a) of the Exchange Act), (3) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes (including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any repurchase, redemption or defeasance of the Notes, unless the release and discharge of such claims would be impermissible under Section 29(a) of the Exchange Act), and

8. The third sentence of the last paragraph on page 21 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

In addition, subject to applicable law, the Company expressly reserves the right, in its sole discretion, to terminate or withdraw the Tender Offer at any time and from time to time if any condition to the Tender Offer set forth in “The Terms of the Tender Offer—Conditions to the Tender Offer” is not satisfied or waived by the Company on or prior to the Expiration Date.

9. The third sentence of the first paragraph on page 24 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

In addition, subject to applicable law, the Company may terminate the Tender Offer at any time in its sole discretion if any condition to the Tender Offer set forth in “The Terms of the Tender Offer—Conditions to the Tender Offer” is not satisfied or waived by the Company on or prior to the Expiration Date.

10. The first paragraph under the heading “Source of Funds” on page 24 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

The Company would need approximately $97,525,000 to purchase all of the Notes outstanding as of March 17, 2017, based on the purchase price per $1,000 principal amount of Notes of $1,037.50. The Company expects to use borrowings under the New Credit Facility and available cash to finance its payment of the Purchase Price for all Notes validly tendered in the Tender Offer and accepted for purchase by the Company. At the time of offer, the Company does not have any alternative financing or plans in the event that borrowings under the New Credit Facility are unavailable or such borrowings and available cash are insufficient to finance the Company’s payment of the Purchase Price. The Company currently intends to use cash generated by its and its subsidiaries’ operations to repay scheduled principle payments under the New Credit Facility in the ordinary course of business with any amounts remaining unpaid at maturity to be refinanced. The obligation of the Company to consummate the Tender Offer is subject to the conditions set forth in “The Terms of the Tender Offer—Conditions to the Tender Offer.”

11. The first paragraph on page 25 of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

On March 28, 2017, Holdings satisfied conditions precedent to the disbursement of funds by the lenders under the Credit Agreement, and borrowed an aggregate principal amount of $180 million under the Credit Facility, thereby satisfying the Financing Condition. Holdings used approximately $86.75 million of the net proceeds, together with approximately $0.75 million cash on hand, to repay Holdings’ then outstanding $61.75 million first lien term loan facility and $25 million second lien term loan facility. In addition, $94 million of the proceeds are to be used to finance the purchase or repayment at maturity of the Notes, which proceeds were disbursed into and are being held in a full dominion account. Such proceeds will be released to purchase or repay principal of the Notes. Proceeds of the Revolving Facility will be used for working capital and other general corporate purposes.

12. The following sentence is added as the penultimate sentence under the heading “Summary—What are the significant conditions to the Tender Offer?” on page 3 of the Original Offer to Purchase:

The Financing Condition was satisfied on March 28, 2017.

13. The following paragraph is added as the last paragraph under the heading “The Terms of the Tender Offer—Conditions to the Tender Offer” on page 15 of the Original Offer to Purchase:

The Financing Condition was satisfied on March 28, 2017. See “Source of Funds—New Credit Facility.”

In order to tender Notes, a Holder should send or deliver a properly completed and signed Letter of Transmittal (as may be amended and supplemented) and any other required documents to the Depositary at one of its addresses set forth below or tender pursuant to DTC’s ATOP. Questions or requests for assistance relating to the procedures for tendering Notes or for additional copies of the Offer Documents (including this Supplement) may be directed to the Information Agent at its telephone number and address set forth below.

The Depositary for the Tender Offer is:	The Information Agent for the Tender Offer is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only)

(212) 430-3775

Confirmation:

(212) 430-3774

By Mail, Overnight Courier or Hand:

Global Bondholder Services Corp.

Attn: Corporate Action

65 Broadway, Suite 404

New York, New York 10006

(212) 430-3774

Global Bondholder Services Corporation 65 Broadway, Suite 404 New York, New York 10006 Banks and Brokers call: (212) 430-3774 Toll free: (866) 470-4200 Email: contact@gbsc-usa.com

Requests for assistance relating to the terms and conditions of the Tender Offer may be directed to the Dealer Manager at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Tender Offer or requests for additional copies of the Offer Documents.

The Dealer Manager for the Tender Offer is:

Odeon Capital Group LLC

750 Lexington Avenue

27th Floor

New York, NY 10022

(212) 257-6164